UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (NAME OF ISSUER)
                        ---------------------------------
                        GLOBAL PHARMACEUTICAL CORPORATION



                         (TITLE OF CLASS OF SECURITIES)
                          -----------------------------
                          COMMON STOCK, $.01 PAR VALUE


                                 (CUSIP Number)
                                  ------------
                                  378922 10 8


           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)
            ----------------------------------------------------------
                              LARRY A. KIMMEL
                              ROBERT FLEMING, INC.
                              320 PARK AVENUE, 11TH FLOOR
                              NEW YORK, NY 10022
                              (212) 508-3610



             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
             -------------------------------------------------------
                              MAY 18, 1999

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                         Page 2 of 13 Pages

1     NAME OF REPORTING PERSON

      FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS    (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

   NUMBER OF                        2,693,312 SHARES OF COMMON STOCK
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER

    OWNED BY                        431,688 SHARES OF COMMON STOCK
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER

     PERSON                         2,693,312 SHARES OF COMMON STOCK
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                    431,688 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,125,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.11%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                         Page 3 of 13 Pages

1     NAME OF REPORTING PERSON

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)    |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      BERMUDA

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

   NUMBER OF                        431,688 SHARES OF COMMON STOCK
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER

    OWNED BY                        2,693,312 SHARES OF COMMON STOCK
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER

     PERSON                         431,688 SHARES OF COMMON STOCK
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                    2,693,312 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,125,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)          |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.11%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

                                  SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                         Page 4 of 13 Pages

1     NAME OF REPORTING PERSON

      FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

      AF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)    |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

   NUMBER OF                        0 SHARES OF COMMON STOCK
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER

    OWNED BY                        3,125,000 SHARES OF COMMON STOCK
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER

     PERSON                         0 SHARES OF COMMON STOCK
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                    3,125,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,125,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)          |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.11%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

                                  SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                         Page 5 of 13 Pages

1     NAME OF REPORTING PERSON

      FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

   NUMBER OF                        3,125,000 SHARES OF COMMON STOCK
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER

    OWNED BY                        3,125,000 SHARES OF COMMON STOCK
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER

     PERSON                         3,125,000 SHARES OF COMMON STOCK
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                    3,125,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,125,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)         |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                         Page 6 of 13 Pages

1     NAME OF REPORTING PERSON

      ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

      AF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

   NUMBER OF                        0 SHARES OF COMMON STOCK
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER

    OWNED BY                        0 SHARES OF COMMON STOCK
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER

     PERSON                         0 SHARES OF COMMON STOCK
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                    0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,125,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)          |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.11%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA, CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                         Page 7 of 13 Pages

1     NAME OF REPORTING PERSON

      ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)

      AF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)                            |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED KINGDOM

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

   NUMBER OF                        0 SHARES OF COMMON STOCK
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER

    OWNED BY                        0 SHARES OF COMMON STOCK
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER

     PERSON                         0 SHARES OF COMMON STOCK
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                    0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,125,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)         |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.11%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC, CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                         Page 8 of 13 Pages


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

         The purpose of this Amendment No. 1 to the previously filed Schedule 13D is to report that the ownership of the "Reporting Persons" in the Common Stock, $.01 par value (the "Common Stock"), of Global Pharmaceutical Corporation (the "Issuer") has increased from 22.2% to 30.11%.

         Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1. Security and Issuer.

         This Amendment No. 1 to Schedule 13D relates to Common Stock, of the Issuer. The address of the Issuer's principal executive offices is Castor & Kensington Avenues, Philadelphia, Pennsylvania 19124.

Item 2. Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and Offshore Fund (collectively, the "Funds"), and (vi) Robert Fleming Holdings, Ltd. ("RFH"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons").

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

      The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

         Robert L. Burr and David J. Edwards, who were both elected as directors of the Issuer on May 12, 1999, are employees of Fleming Capital Management, a division of RFI. Mr. Burr is a director and Mr. Edwards is a Vice President at Fleming Capital Management.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         On March 2, 1999, the US Fund entered into the Stock and Warrant Purchase Agreement ("US Fund Purchase Agreement"), dated as of March 2, 1999, between the Issuer and the US Fund (see Exhibit 4 hereto, which is incorporated herein by reference), to purchase, for a total purchase price of $2,585,600 (x) 25,856 shares of Series D Convertible Preferred Stock, $0.01 par value per share ("Series D Preferred Stock"), and (y) warrants (pursuant to Warrant Certificate No. 1 issued by the Issuer to US Fund (see Exhibit 11 hereto, which is incorporated herein by reference)), to purchase up to 323,200 shares of Common Stock, of the Issuer. Such Series D Preferred Stock is convertible into 1,292,800 shares of Common Stock. The US Fund purchased the Series D Preferred Stock and Warrant Certificate No. 1, which were acquired by the US Fund at the closing on March 2, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

         On May 18, 1999, pursuant to the US Fund Purchase Agreement and Amendment (No.1) thereto, dated May 18, 1999,between the Issuer and the US Fund (attached hereto as Exhibit 5 and incorporated herein by reference), the US Fund purchased, for a total purchase price of $ 1,723,700 (x) 17,237 shares of the

                                 SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                         Page 9 of 13 Pages


Series D Preferred Stock, and (y) warrants (pursuant to Warrant Certificate No. 3 issued by the Issuer to US Fund, which is substantially similar to Exhibit 11 hereto, except as to the date and amount of shares, and is incorporated herein by reference; Warrant Certificate No. 1 and Warrant Certificate No. 3 collectively referred to herein as the "US Fund Warrants"), to purchase up to 215,462 shares of Common Stock, of the Issuer. Such Series D Preferred Stock is convertible into 861,850 shares of Common Stock. The US Fund purchased the Series D Preferred Stock and Warrant Certificate No. 3, which were acquired by the US Fund at the closing on May 18, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

         On March 2, 1999, the Offshore Fund entered into the Stock and Warrant Purchase Agreement, dated as of March 2, 1999 ("Offshore Fund Purchase Agreement"), between the Issuer and the Offshore Fund, to purchase, for a total purchase price of $414,400, (x) 4,144 shares of Series D Preferred Stock and (y) warrants (pursuant to Warrant Certificate No. 2 issued by the Issuer to the Offshore Fund (see Exhibit 11 hereto, which is incorporated herein by reference)), to purchase up to 51,800 shares of Common Stock of the Issuer. Such Series D Preferred Stock is convertible into 207,200 shares of Common Stock. The Offshore Fund purchased the Series D Preferred Stock and Warrant Certificate No. 2, which were acquired by the Offshore Fund at closing on March 2, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

         On May 18, 1999, pursuant to the Offshore Fund Purchase Agreement and Amendment (No.1) thereto, dated May 18, 1999, between the Issuer and the Offshore Fund (attached hereto as Exhibit 7 and incorporated herein by reference), the Offshore Fund purchased, for a total purchase price of $276,300
(x) 2,763 shares of Series D Preferred Stock, and (y) warrants (pursuant to Warrant Certificate No. 4 issued by the Issuer to the Offshore Fund, which is substantially similar to Exhibit 11 hereto, except as to the date and amount of shares, and is incorporated herein by reference; Warrant Certificate No. 2 and Warrant Certificate No. 4 collectively referred to herein as the "Offshore Fund Warrants"; the US Fund Warrants and the Offshore Fund Warrants collectively referred to herein as the "Warrants"), to purchase up to 34,538 shares of Common Stock, of the Issuer. Such Series D Preferred Stock is convertible into 138,150 shares of Common Stock. The Offshore Fund purchased the Series D Preferred Stock and Warrant Certificate No. 4, which were acquired by the Offshore Fund at the closing on May 18, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

a) The Series D Preferred Stock and the Warrants deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Certificate of Designations for the Series D Convertible Preferred Stock (attached hereto as Exhibit 11 and incorporated herein by reference), so long as either (i) the Funds, any Affiliate, officer or employee of an Affiliate or investment fund managed by an Affiliate of the Funds to which the Funds may transfer record or beneficial ownership of any shares of Series D Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series D Preferred Stock ("Fleming Holder") own at least 50% of the outstanding shares of Series D Preferred Stock or (ii) any transferee (except for a Fleming Holder) of any shares of Series D Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series D Preferred Stock ("Transferee") owns at least 50% of the outstanding shares of Series D Preferred Stock and the Issuer consented to such

                                 SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                        Page 10 of 13 Pages


Transferee (which consent shall not be unreasonably withheld), the holders of Series D Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect up to three (3) directors of the Issuer. So long as either (i) the Fleming Holders own at least 37.5% of the outstanding shares of Series D Preferred Stock or (ii) any Transferee owns at least 37.5% of the outstanding shares of Series D Preferred Stock and the Issuer consented to such Transferee (which consent shall not be unreasonably withheld), the holders of Series D Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect up to two (2) directors of the Issuer. So long as either (i) the Fleming Holders own at least 25% of the outstanding shares of Series D Preferred Stock or (ii) any Transferee owns at least 25% of the outstanding shares of Series D Preferred Stock and the Issuer consented to such Transferee (which consent shall not be unreasonably withheld), the holders of Series D Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one (1) director of the Issuer.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in:
(e) any material change in the present capitalization or divided policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series D Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series D Preferred Stock are converted) or to sell or otherwise dispose of all or part of the Warrants beneficially owned by them (or any Shares of Common Stock into which such Warrants are exercised) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.


Item 5. Interest in Securities of the Issuer.

(a) The US Fund purchased (i) on March 2, 1999, 25,856 shares of Series D Preferred Stock, and (ii) on May 18, 1999, 17,237 shares of Series D Preferred Stock ("US Preferred Stock"). The US Fund Preferred Stock is currently convertible into 2,154,650 shares of Common Stock ("US Fund Conversion Shares"), subject to certain antidilution provisions. The US Fund purchased warrants exercisable at $4.00 per share, subject to certain antidilution provisions, (A) on March 2, 1999 for up to 323,200 shares of Common Stock, and (B) on May 18, 1999, for up to 215,462 shares of Common Stock ("US Fund Warrant Shares").

         The Offshore Fund purchased (i) on March 2, 1999, 4,144 shares of Series D Preferred Stock, and (ii) on May 18, 1999, 2,763 shares of Series D Preferred Stock ("Offshore Fund Preferred Stock"). The Offshore Fund Preferred Stock is currently convertible into 345,350 shares of Common Stock ("Offshore Fund Conversion Shares"), subject to certain antidilution provisions. On March 2, 1999, the Offshore Fund purchased warrants exercisable at $4.00 per share, subject to certain antidilution provisions, (A) on March 2, 1999, for up to 51,800 shares of Common Stock, and (B) on May 18, 1999, for up to 34,538 shares of Common Stock ("Offshore Fund Warrant Shares").

         Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. As investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares. RFI is 100% owned by RFH. RFH is 100% owned by Copthall Overseas Limited which is ultimately 100% owned by Robert Fleming Holdings Limited. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the US Fund Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Conversion Shares and the Offshore Fund Warrant Shares.

                                 SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                        Page 11 of 13 Pages



         Pursuant to the Offshore Fund's Limited Partnership Agreement (attached hereto as Exhibit 2 and incorporated herein by reference), Fleming Bermuda, one of the Offshore Fund's general partners, is responsible for the Offshore Fund's administrative, secretarial and related management activities. Fleming Bermuda has no authority over or responsibility for the investment management of the Offshore Fund.

         As of May 18, 1999, each of the Funds, each of Fleming Partners, Discovery, RFI and RFH may be deemed to have owned beneficially 30.11% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 7,254,053 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of April 30, 1999, (ii) the number of shares of Common Stock (2,500,000) issuable upon conversion of the US Fund Preferred Stock and Offshore Fund Preferred Stock and (iii) the number of shares of Common Stock (625,000) issuable upon exercise of the Warrants.

         The percentage is calculated by dividing 3,125,000 (which is the sum of 2,500,000 and 625,000) by 10,379,053 (which is the sum of 2,500,000, 625,000 and
7,254,053).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         The Funds acquired their respective shares of Series D Preferred Stock pursuant to the Stock and Warrant Purchase Agreements, dated as of March 2, 1999, and pursuant to Amendment (No. 1) to such Agreement, dated as of May 18, 1999, and executed by the Funds and the Issuer.

         The Funds acquired their respective Warrants pursuant to their respective Warrant Certificates, dated March 2, 1999 and May 18, 1999 (Amendment No.1), and executed by the Issuer. The Warrant Certificates contain certain antidilution provisions.


Item 7. Material to be Filed as Exhibits.

        Exhibit 1 - Joint Filing Agreement.

        Exhibit 2 - Limited Partnership Agreement of Fleming Discovery
                  Offshore Fund III, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

        Exhibit 3 - Limited Partnership Agreement of Fleming US Discovery Fund III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

        Exhibit 4 - Stock and Warrant Purchase Agreement, dated as of March 2, 1999, between Global Pharmaceutical Corporation and Fleming US Discovery Fund III, L.P. (incorporated by reference to Exhibit 4 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Global Pharmaceutical Corporation, filed on March 12, 1999).

                                 SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                        Page 12 of 13 Pages



        Exhibit 5 - Amendment No. 1, dated as of May 18, 1999, to the Stock and Warrant Purchase Agreement, dated as of March 2, 1999, between Global Pharmaceutical Corporation and Fleming US Discovery Fund III, L.P.


        Exhibit 6 - Stock and Warrant Purchase Agreement, dated as of March 2, 1999, between Global Pharmaceutical Corporation and Fleming US Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 4 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Global Pharmaceutical Corporation, filed on March 12, 1999).

        Exhibit 7 - Amendment No. 1, dated as of May 18, 1999, to the Stock and Warrant Purchase Agreement, dated as of March 2, 1999, between Global Pharmaceutical Corporation and Fleming US Discovery Offshore Fund III, L.P.

        ExhibIT 8 - Certificate of Designations of Series D Convertible Preferred Stock of Global Pharmaceutical Corporation filed with the Secretary of State of Delaware on February 26, 1999 (incorporated by reference to Exhibit 5 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Global Pharmaceutical Corporation, filed on March 12, 1999).

        Exhibit 9 - Stockholders' Agreement, dated as of March 2, 1999, among Global Pharmaceutical Corporation, Barry R. Edwards, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 6 to the
                  Schedule 13D of Robert Fleming, Inc. with respect to the securities of Global Pharmaceutical Corporation, filed on March 12, 1999).

        Exhibit 10 - Registration Rights Agreement, dated as of March 2, 1999, among Global Pharmaceutical Corporation, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 7 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Global Pharmaceutical Corporation, filed on March 12, 1999).


        Exhibit 11 - Warrant Certificate, dated March 2, 1999, between Global Pharmaceutical Corporation and Fleming US Discovery Fund III, L.P. (incorporated by reference to Exhibit 8 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Global Pharmaceutical Corporation, filed on March 12, 1999).


        Exhibit 12 - Press Release issued by the Issuer on March 3, 1999 (incorporated by reference to the same document included as Exhibit 99 to Form 8-K filed by the Issuer on March 5, 1999, under SEC File No. 0-27354).



        Appendix 1- Address, Organization and Principal Business of Each
                  Reporting Person Required by Item 2

        Appendix 2- Information About Each Reporting Person Required by Item 2

                                 SCHEDULE 13D/A
CUSIP NO. 378922 10 8                                        Page 13 of 13 Pages





                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

JULY 13, 1999

                       FLEMING US DISCOVERY FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                         ------------------------------
                            Robert L. Burr, Director


                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                           --------------------------
                            Robert L. Burr, Director


                       FLEMING US DISCOVERY PARTNERS, L.P.
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                       ----------------------------------
                            Robert L. Burr, Director


                            FLEMING US DISCOVERY, LLC

                             By: /s/ Robert L. Burr
                       ----------------------------------
                            Robert L. Burr, Director


                              ROBERT FLEMING, INC.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director


                          ROBERT FLEMING HOLDINGS, LTD.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director